STATE OF VERMONT
                              PUBLIC SERVICE BOARD

Docket No. 6267


Petition of New England Power Company,  )
pursuant to 30 V.S.A. section 109, to   )
merge with Montaup Electric Company     )


                                             Order entered:  12/15/99

         PRESENT:   Kurt Janson, Esq.
                    Hearing Officer

     APPEARANCES:   Sarah Hofmann, Esq.
                         for Vermont Department of Public Service

                    Nancy S. Malmquist, Esq.
                    Downs Rachlin & Martin PLLC
                         for New England Power Company

                    Carlos A. Gavilondo, Esq.
                    Thomas G. Robinson, Esq.
                         for New England Power Company

                                 I. INTRODUCTION

          This Docket concerns a petition filed by New England Power Company ("NEP" or "Petitioner"), seeking Vermont Public Service Board ("Board") approval under 30 V.S.A. sections 109 and 311 for the merger of Montaup Electric Company ("Montaup") with and into NEP. In this Proposal for Decision, I recommend that the Board approve the proposed transaction.

          The Petitioner filed the petition ("Petition") on July 13, 1999, with prefiled testimony and supporting exhibits attached. A duly noticed prehearing conference was held on August 31, 1999. At the prehearing conference, as reflected in the Prehearing Conference Memorandum of September 1, 1999, I requested that additional information be provided regarding whether the proposed merger would affect the service NEP provides to two end-use customers in Vermont

Docket No. 6267                                                           Page 2


(the Island Corporation ("Island") and Simpson Power Company ("Simpson"). This information was included in the draft Proposal for Decision filed October 26, 1999.

          On October 26, 1999, NEP and the Vermont Department of Public Service ("Department") filed a stipulation ("Stipulation") and draft Proposal for Decision ("Joint Proposal for Decision") recommending that this matter be approved without a hearing.

          In the Stipulation, the parties agreed that the record on which the Board may base its determination in this proceeding shall consist of all testimony, exhibits and data filed by NEP in support of its Petition, including the testimony prefiled by NEP on July 13, 1999, the Joint Proposal for Decision, the Stipulation and other filings or documents submitted by the Department or the Petitioner in this proceeding. Based upon the absence of a request for hearing from any party, the lack of objection of any party to the Stipulation and Joint Proposal for Decision, and my review of those filings and the record as a whole, I determined that an evidentiary hearing was not necessary.


                              II. FINDINGS OF FACT

          Based on the evidence of record, I hereby report the following findings to the Board in accordance with 30 V.S.A. section 8.

          1. NEP is a Massachusetts corporation that owns and operates properties in Massachusetts, New Hampshire, Connecticut, Maine and Vermont, including transmission lines, and is a transmission subsidiary of New England Electric System ("NEES"). NEP owns properties in several Vermont communities used primarily for the transmission of electricity and has a twenty percent share of the common stock of Vermont Yankee Nuclear Power Corporation. NEES is a registered public utility holding company. NEP is qualified to transact business in Vermont as a foreign corporation. Pet. at 1; Joint Proposal for Decision at 2.

          2. NEP does not engage in local distribution of electricity in Vermont, although NEP does provide service directly to two end-use customers in Vermont, Island and Simpson. Pet. at 1; Joint Proposal for Decision at 2.

Docket No. 6267                                                           Page 3


          3. Eastern Utilities Associates ("EUA") is a registered public utility holding company that owns directly or indirectly the comon equity of several electric utility companies, including Montaup, Blackstone Valley Electric Company ("BVE"), Newport Electric Corporation ("Newport"), and Eastern Edison Company ("Eastern"). Montaup has a 2.5 percent share of the common stock of Vermont Yankee Nuclear Power Corporation. Pet. at 1-2; Zschokke pf. at 2; Joint Proposal for Decision at 2-3.

          4. NEES owns the common equity of several electric utility companies, including NEP, Narragansett Electric Company ("Narragansett"), Massachusetts Electric Company ("Mass Electric"), Nantucket Electric Company, and Granite State Electric Company. Pet. at 1; Zschokke pf. at 2.

          5. On February 1, 1999, NEES, EUA, and Research Drive LLC ("Research Drive"), a directly and indirectly wholly-owned subsidiary of NEES, entered into an Agreement and Plan of Merger ("EUA Agreement"), pursuant to which EUA will become a wholly-owned subsidiary of NEES. Pet. at 2; Zschokke pf. at 2.

          6. As soon as practicable after the closing of the merger transaction with EUA, NEES intends to merge the operating companies of EUA (none of which operates in Vermont) with and into the operating companies of NEES. NEES intends to merge Montaup with and into NEP, pursuant to which NEP will be the surviving entity (and will continue to be wholly owned by NEES). In Massachusetts, Eastern Edison will merge with and into Mass Electric, and in Rhode Island, BVE and Newport will merge with and into Narragansett, with Narragansett being the sole surviving entity. Pet. at 2; Zschokke pf. at 3-4.

          7. Following the merger of Montaup into NEP, NEP will remain a separate corporation wholly owned by NEES and will continue to own and conduct a public service business subject to the jurisdiction of the Board. Pet. at 2.

          8. The merger of NEP and Montaup, and of their parent companies NEES and EUA, must also be approved by several other regulatory bodies, including the Securities and Exchange Commission (the "SEC") under the Public Utility Holding Company Act of 1935 (the "Holding Company Act"), the Federal Energy Regulatory Commission ("FERC"), under Sections 203 and 205 of the Federal Power Act, and

Docket No. 6267                                                           Page 4


the Nuclear Regulatory Commission under the Atomic Energy Act. The mergers also require a filing with the U.S. Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. NEES and EUA have been granted early termination of the Hart-Scott-Rodino waiting period on the proposed mergers. The FERC also conditionally approved the mergers by order issued September 29, 1999. The mergers also require certain regulatory approvals from state commissions in Massachusetts, Rhode Island, and Connecticut; and may require approval in New Hampshire based upon the timing and outcome of Montaup's proposed sale of its minority interest in the Seabrook Nuclear Generating Station in Seabrook, New Hampshire. Zschokke pf. at 8-9; Joint Proposal for Decision at 3-4.

          9. At year end 1998, NEP's balance sheet was approximately four (4) times the size of Montaup's balance sheet. NEP's assets and liabilities totaled $2,415 billion and Montaup's assets and liabilities totaled $641 million. As of year end, NEP owned $458 million of net utility plant, most of which is transmission, and Montaup owned about $341 million of net utility plant, which included the Somerset generating units subsequently sold in April, 1999. Zschokke pf. at 5.

          10. Since the divestiture of substantially all of its generating business in 1998, NEP is primarily a transmission company. Montaup recently completed the sale of the Canal, Somerset, and Wyman 4 generating stations, and is also primarily a transmission company going forward similar to NEP. Zschokke pf. at 5.

          11. NEP and Montaup each recover through FERC-approved, wholesale Contract Termination Charges, stranded costs associated with prior investments in the generating business. Zschokke pf. at 5.

          12. Montaup is an indirect subsidiary of EUA and 100% of its common equity is owned by Eastern. Prior to the acquisition of EUA by NEES, Eastern is expected to spin off 100% of its ownership of the common stock of Montaup to EUA. The transaction is intended to (i) complete the functional unbundling of the generation business from the distribution business of EUA through the complete corporate separation of Eastern and Montaup, (ii) eliminate risk that Eastern may have associated with its direct ownership of Montaup, (iii) isolate Eastern's capital structure so that it applies to distribution ratemaking only, and (iv) simplify EUA's corporate structure. Following the transaction, Montaup

Docket No. 6267                                                           Page 5


will be a direct subsidiary of EUA prior to its merger with NEP. Zschokke pf. at 4.

          13. Montaup will be merged with and into NEP, and their balance sheets will be consolidated. As part of the merger transaction, it is expected that NEP will use its cash on hand to pay off Montaup's debentures and preferred stock, currently held by Eastern. In addition, $147 million of common equity is expected to be repaid to the direct parent of Montaup. Zschokke pf. at 6.

          14. NEP currently serves two end-use customers in Vermont: Island and Simpson. The arrangements with Island arise out of an old lease entered into in 1914 between the predecessor of NEP and the predecessor of Island (as well as other documents dating back to the late 1800's and early 1900's). Under the lease and documents, Island has the right to up to 300 kW per hour of electricity in exchange for certain "mill powers." Joint Proposal for Decision at 5.

          15. In 1998, at the time of the transfer by NEP of its hydroelectric facilities located all or partly in Vermont to USGen New England, Inc. ("USGen NE"), NEP Island and USGen NE entered into an amended and restated lease indenture, and NEP and USGen NE agreed to continue to provide Island with 300 kW per hour of electricity at no additional charge. Under the arrangements, USGen NE sells electricity at wholesale to NEP, sufficient to meet Island's 300 kW entitlement, for resale by NEP to Island. USGen NE assumed other applicable obligations contained in the agreements between Island's and NEP's predecessors, as amended. In addition, at the time of the transfer of its hydroelectric facilities, NEP confirmed to Island that it is willing, subject to the requirements of Vermont law, approval of the Board, and applicable tariff provisions then in effect, to supply service to Island above 300 kW under special contract in the event this is requested by Island in the future. The arrangements with and commitments to Island remain in effect, and are not affected by the merger of NEP and Montaup. Joint Proposal for Decision at 5; See Docket No. 6039, Order of 6/29/98 at 11.

          16. Simpson is currently served by NEP pursuant to Special Contract No. 361 which contains a specified rate for electricity. This special contract is subject to the jurisdiction of the Board. The original contract was dated

Docket No. 6267                                                           Page 6


November 11, 1930, and has been subsequently amended. On February 5, 1999, the Board approved an extension of that contract until December 31, 1999. NEP and Simpson have signed an amendment to the contract extending it by one year through December 31, 2000. NEP has filed the amendment requesting approval by the Board. The arrangements with Simpson and Special Contract No. 361 remain in effect, and are not affected by the merger of NEP and Montaup. Joint Proposal for Decision at 5-6; February 5, 1999, Board approval of Special Contract No. 361; First Amendment to Special Contract No. 361, currently pending before the Board.

          17. The merger of NEP and Montaup and the merger of their parent companies NEES and EUA, are expected by the companies to result in benefits, including synergies and cost savings. Zschokke pf. at 6-10.

          18. NEP's transmission rates to NEP's existing open-access transmission customers should not be adversely affected as a result of the merger, and may be reduced. First, because Montaup's transmission rates are on average lower than NEP's, the merger of the companies will lower NEP's FERC-filed, open-access transmission rates to the extent FERC authorizes the integration of the companies' rates. Second, to the extent that efficiency gains result in reduced transmission costs, such reductions would also be reflected in NEP's formula rate for transmission service on file with FERC. Accordingly, the transaction should produce beneficial effects for NEP's transmission customers, including NEP's customers in Vermont, taking service under NEP's open access transmission tariff. Zschokke pf. at 8; Joint Proposal for Decision at 6.

          19. Other than its minority share in Vermont Yankee Nuclear Power Corporation, Montaup owns no facilities and has no business in Vermont. The merger should have no effect on the power markets in Vermont. Both NEP and Montaup have divested substantially all of their non-nuclear generating entitlements and have focused instead on the transmission business which remains regulated by FERC. The companies filed a competitive analysis as part of their application under Section 203 of the Federal Power Act, which was recently conditionally approved by FERC. According to the companies, that analysis demonstrates that the merger will not have an adverse affect on competition in

Docket No. 6267                                                           Page 7


the New England market. The merger of NEP and Montaup will not prevent or obstruct competition in Vermont. Zschokke pf. at 8-9; Joint Proposal for Decision at 6.

          20. NEES has agreed in the merger to honor EUA's collective bargaining agreements and to provide non-union employees joining the NEES companies with compensation and benefits in the aggregate at least equivalent to those obtained prior to the merger for a year following closing. Zschokke pf. at 10.

          21. The Stipulation, in summary, states that the Department and NEP agree that the proposed merger of Montaup with and into NEP will promote the general good of the state of Vermont, and will not result in obstructing or preventing competition. Joint Stipulation at 2.


                         III. DISCUSSION AND CONCLUSIONS

          The proposed transaction requires approval by the Board under 30 V.S.A. sections 109 and 311. The statutes provide that the Board may issue such approval only upon finding that the merger will promote the general good of the State of Vermont (30 V.S.A. section 109) and will not obstruct or prevent competition (30 V.S.A. section 311).

          I have reviewed the Stipulation and the evidence in support of it. The stipulating parties have agreed that the proposed merger of Montaup with and into NEP will promote the general good of the State of Vermont, and will not result in obstructing or preventing competition. Based on my review of the evidence, I reached the same conclusions. Therefore, I recommend that the Board accept the Stipulation.

          Consequently, I find that the merger of Montaup with and into NEP will promote the general good of the State of Vermont and will not result in obstructing or preventing competition in the provision of the services that they are currently offering. 30 V.S.A. sections 109 and 311. I thus recommend that the Board approve the merger of Montaup with and into NEP.

          The foregoing is hereby reported to the Public Service Board in accordance with the provisions of 30 V.S.A. section 8.

          All parties to this proceeding have waived their rights to comment on this Proposal for Decision in accordance with 3 V.S.A. section 811.

Docket No. 6267                                                           Page 8


          Dated at Montpelier, Vermont, this 16th day of December, 1999.


                                        /s/ Kurt R. Janson
                                        ----------------------------------------
                                        Kurt R. Janson
                                        Hearing Officer

Docket No. 6267                                                           Page 9


                                    IV. ORDER

          IT IS HEREBY ORDERED, ADJUDGED AND DECREED by the Public Service Board of the State of Vermont that :

          1. The findings and conclusions of the Hearing Officer are adopted.

          2. The Stipulation between the Vermont Department of Public Service and New England Power Company is approved.

          3. The Petition of New England Power Company for the merger of Montaup Electric Company with and into New England Power Company is approved, pursuant to 30 V.S.A. sections 109 and 311.

          4. A Certificate of Consent to the merger shall be issued, pursuant to 30 V.S.A. section 109.

          5. The Petitioner shall file a letter notifying the Board of the date of the completion of the merger within ten days following said merger.

          Dated at Montpelier, Vermont, this 15th day of December, 1999.

                                                            )
                                        --------------------)
                                                            )     PUBLIC SERVICE
                                                            )
                                        --------------------)         BOARD
                                                            )
                                                            )       OF VERMONT
                                        --------------------)


OFFICE OF THE CLERK

FILED:   December 15, 1999

ATTEST:   /s/ Susan McHughes
          -------------------
          Clerk of the Board


          Notice to Readers: The decision is subject to revision of technical errors. Readers are requested to notify the Clerk of the Board of any technical errors, in order that any necessary corrections may be made.
          Appeal of this decision to the Supreme Court of Vermont must be filed with the Clerk of the Board within thirty days. Appeal will not stay the effect of this Order, absent further Order by this Board or appropriate action by the Supreme Court of Vermont. Motions for reconsideration or stay, if any, must be filed with the Clerk of the Board within ten days of the date of this decision and order.

                                STATE OF VERMONT
                              PUBLIC SERVICE BOARD

Docket No. 6267

Petition of New England Power Company   )
pursuant to 30 V.S.A. section 109, to   )
merge with Montaup Electric Company     )


                          CERTIFICATE OF CONSENT ISSUED
                        PURSUANT TO 30 V.S.A. SECTION 109

          IT IS HEREBY CERTIFIED that the Public Service Board of the State of Vermont has this date found and adjudged that the merger of Montaup Electric Company with and into New England Power Company will promote the general good of the State of Vermont, and hereby consents to said transfer.

          Petitioner shall file this Certificate of Consent with the Vermont Secretary of State, pursuant to 30 V.S.A. section 109.

          Dated at Montpelier, Vermont, this 15th day of December, 1999.

                                                            )
                                        --------------------)
                                                            )     PUBLIC SERVICE
                                                            )
                                        --------------------)         BOARD
                                                            )
                                                            )       OF VERMONT
                                        --------------------)


OFFICE OF THE CLERK

FILED:   December 15, 1999

ATTEST:   /s/ Susan McHughes
          -------------------
          Clerk of the Board


          Notice to Readers: This decision is subject to revision of technical errors. Readers are requested to notify the Clerk of the Board of any technical errors, in order that any necessary corrections may be made.